UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Chicken Soup for the Soul Entertainment, Inc.

(Name of Issuer)

Class A Common stock, par value $0.0001 per share

(Title of Class of Securities)

16842Q 100

(CUSIP Number)

William J. Rouhana, Jr.

Chicken Soup for the Soul Entertainment, Inc.

132 E. Putnam Avenue, Floor 2W

Cos Cob, Connecticut 06807

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Chicken Soup for the Soul Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,428,669
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,428,669
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,669
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 27,540,923 shares of the Issuer’s common stock outstanding following completion of the offering and sale of 4,688,015 shares of the Issuer’s Class A common stock which occurred on April 3, 2023, including 1,643,015 shares that were purchased in this offering at the public offering price, $2.30, by Chicken Soup for the Soul, LLC (“CSS”) and 1,131,148 shares of the Issuer’s Class A common stock issued at a price of $3.05 per share to CSS pursuant to the CSS Agreement Modifications entered into on March 30, 2023 between CSS and the Issuer (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on March 30, 2023).

1.	NAMES OF REPORTING PERSONS Chicken Soup for the Soul, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,428,669
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,428,669
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,428,669
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 27,540,923 shares of the Issuer’s common stock outstanding following completion of the offering and sale of 4,688,015 shares of the Issuer’s Class A common stock which occurred on April 3, 2023, including 1,643,015 shares that were purchased in this offering at the public offering price, $2.30, by CSS and 1,131,148 shares of the Issuer’s Class A common stock issued at a price of $3.05 per share to CSS pursuant to the CSS Agreement Modifications entered into on March 30, 2023 between CSS and the Issuer (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on March 30, 2023).

1.	NAMES OF REPORTING PERSONS William J. Rouhana, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,938,776
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,938,776
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,938,776
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)	Based on 27,540,923 shares of the Issuer’s common stock outstanding following completion of the offering and sale of 4,688,015 shares of the Issuer’s Class A common stock which occurred on April 3, 2023, including 1,643,015 shares that were purchased in this offering at the public offering price, $2.30 by CSS; 1,131,148 shares of the Issuer’s Class A common stock issued at a price of $3.05 per share to CSS pursuant to the CSS Agreement Modifications entered into on March 30, 2023 between CSS and the Issuer (as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on March 30, 2023).; 374,500 shares of Class A common stock (which includes 217,000 shares of the Issuer’s Class A common stock Mr. Rouhana purchased as part of the Issuer’s April 3, 2023 offering for $2.30 per share) and 135,608 shares of Class A common stock underlying Class W Warrants owned by Mr. Rouhana.

SCHEDULE 13D/A

This amendment to Schedule 13D (“Schedule 13D/A”) is filed by Chicken Soup for the Soul Holdings, LLC (“Holdings”), Chicken Soup for the Soul, LLC (“CSS”) and William J. Rouhana, Jr. with respect to ownership of shares of Class A common stock, par value $0.0001 (the “Class A Common Stock”) of Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D/A is based upon 27,540,923 shares of Common Stock outstanding, comprised of 19,886,418 shares of Class A Common Stock and 7,654,505 shares of Class B common stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) outstanding as of April 3, 2023. The Class B Common Stock is convertible at any time into Class A Common Stock on a one for one basis. The Class A and Class B Common Stock vote as a single class, however, each share of Class A Common Stock has one vote and each share of Class B Common Stock (prior to conversion into Class A Common Stock) has ten votes.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut 06807.

Item 2.	Identity and Background

The business address of each of Holdings, CSS and Mr. Rouhana is 132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut 06807. Holdings is the ultimate parent of CSS. Holdings is ultimately controlled by Mr. Rouhana.

None of Holdings, CSS or Mr. Rouhana have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Holdings, CSS or Mr. Rouhana have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Holdings and CSS is a Connecticut limited liability company. Mr. Rouhana is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Rouhana to acquire the shares of common stock in the Issuer’s underwritten public offering consummated on April 3, 2023 and reported on in this Schedule 13D/A was personal funds.

The source of the funds used by CSS to acquire the shares of common stock was the exchange of cash fees owed for the first quarter of 2023 under the terms of the Issuer’s management services agreement and license agreement with the Issuer at a price of $3.05 per share, as such agreements have been modified by the CSSE Agreements Modification thereto reported by the Issuer in (and filed as an exhibit to) the Current Report filed with the SEC on March 30, 2023.

See also Item 4 of this Schedule 13D/A, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

The acquisitions reported on in this Schedule 13D/A were made for investment purposes. Holdings, CSS and Mr. Rouhana may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. Except as described herein, none of Holdings, CSS or Mr. Rouhana has any other agreements to acquire additional shares of Common Stock at this time. As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Rouhana is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Except as discussed above, none of Holdings, CSS or Mr. Rouhana have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by Mr. Rouhana (on the basis of a total of 27,540,923 shares of Common Stock outstanding as of April 3, 2023) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	10,962,601	39.6%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	10,962,601	39.6%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	10,962,601	39.6%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)       Mr. Rouhana is the beneficial owner of 10,962,601 shares, or approximately 39.6%, of the Issuer’s outstanding Common Stock. This amount represents the 10,428,669 shares, or approximately 37.9%, of the Issuer’s outstanding Common Stock beneficially owned by Holdings and 533,932 shares, or approximately 1.9%, of the Issuer’s Common Stock beneficially owned by Mr. Rouhana, individually. Mr. Rouhana is the chief executive officer of Holdings and CSS, as such, Mr. Rouhana may be deemed to beneficially own such shares. Mr. Rouhana has sole voting and dispositive power over such shares.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 30, 2023, the Issuer entered into the CSS Agreements Modification with CSS, pursuant to which (a) $3.45 million of the aggregate fees under the CSS Management Agreement and CSS License Agreement that have been earned by CSS in the first quarter of 2023 and (b) 25% (or $12.75 million) of the next $51 million of such fees that will be earned by CSS on and after April 1, 2023 shall be paid through the issuance by the Issuer of shares of the Issuer’s Class A common stock. The shares payable with respect to clause (a), above, shall be paid promptly following the execution of the CSS Agreements Modification. The shares that shall become issuable in the future under clause (b) shall be issued each fiscal quarter as such fees are earned. The shares shall be valued at the higher of (a) $3.05 (which was the highest of the closing price (as reflected on Nasdaq.com) of the Issuer’s Class A common stock on the trading day immediately preceding the signing of the modification, and the average closing price of the Issuer’s Class A common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the modification), and (b) the average closing price of the Issuer’s Class A common stock (as reflected on Nasdaq.com) for the five trading days immediately following the filing of the Company’s 10-K for the year ended December 31, 2022. See the Company’s Current Report filed with the SEC on March 30, 2023.

On March 31, 2023, Chicken Soup for the Soul Entertainment, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Craig-Hallum Capital Group LLC as sole managing underwriter (the “Underwriter”), for an underwritten public offering of 4,688,015 shares (the “Shares”) of the Company’s Class A common stock, $0.0001 par value per share (the “Common Stock”, such offering the “Offering”). The closing of the Offering took place on April 3, 2023. All of the Shares were sold by the Company. The price per Share in the Offering was $2.30 (the “Offering Price”). The net proceeds to the Company from the Offering were approximately $10.1 million, including approximately $3.8 million from sales made to the Company’s parent company, Chicken Soup for the Soul, LLC (“CSS”) and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. CSS paid the Offering Price for the Shares it purchased in the Offering. No underwriting discount applied to the Shares purchased by CSS. The Offering was made pursuant to a shelf registration statement on Form S-3 that was filed with the Securities and Exchange Commission (“SEC”) on June 14, 2021, and declared effective by the SEC on June 24, 2021 (File No. 333-257057). A prospectus supplement relating to the Offering has been filed with the SEC. See the Company’s Current Report filed with the SEC on April 4, 2023.

Item 7.	Material to be Filed as Exhibits

CSS Agreements Modification	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 30, 2023.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM J. ROUHANA (INDIVIDUALLY) CHICKEN SOUP FOR THE SOUL HOLDINGS, LLC CHICKEN SOUP FOR THE SOUL, LLC

Dated: April 4, 2023	By:	/s/ William J. Rouhana
William J. Rouhana, Individually, as Chief Executive Officer of Chicken Soup For The Soul Holdings, LLC, and as Chief Executive Officer of Chicken Soup For The Soul, LLC